UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                Segmentz, Inc.  (Name of Issuer)
                          COMMON STOCK
                 (Title of Class of Securities)
                            815801-10-5
                         (CUSIP Number)
                         Olga Filippova
                       Barron Partners LP
                       301 West 57 street
                       New York, NY 10019
                          212-957-1916
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)
                          July 08, 2003
     (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.
Check the following box if a fee is being paid with the statement
o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).
                                1

                          SCHEDULE 13D
CUSIP No.  815801-10-5



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BARRON PARTNERS LP

          TAX ID #:     431981699
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP          (a)  [ x/ ]

                                                          (b)
[    ]
3         SEC USE ONLY
4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States, Incorporated in Delaware

Number of            7    SOLE VOTING POWER
Shares Owned
By Each                    520,000 shares beneficially owned in
the aggregate
Reporting
Person
With
                     8    SHARED VOTING POWER

                             NONE

                     9    SOLE DISPOSITIVE POWER

                           520,000 shares beneficially owned in
the aggregate

                     10   SHARED DISPOSITIVE POWER
                                 NONE

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
            520,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
                                                     [      ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.27%

14         TYPE OF REPORTING PERSON
                      PN
           Item 1.   SECURITY AND ISSUER.
                     -------------------

                     This statement on Schedule 13D (the
"Statement") relates to
the common stock, $.001 par value per share of Segmentz, Inc., a Delaware Corp., with its principal executive offices at 18302 Highwood's Preserve Parkway, Suite 210, Tampa,
FL 33467

Item 2.    IDENTITY AND BACKGROUND.
           -----------------------

           This Statement is being filed by Barron Partners LP, a Delaware
Limited Partnership, whose business address is 301 West
57th Street, New York, NY 10019. The principal business of Barron Partners LP is investing in the securities of microcap companies. During the last five years
Barron Partners LP has not (i)been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Barron Partners LP is a United States Partnership, organized under the laws of the State of Delaware.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------
           All purchases of common stock of SEGMENTZ, INC. were made using working capital. As of the Date of Event which required the filing of this
Statement, the Partnership used approximately $260,000 of its working capital to purchase 520,000 common stock of Barron Partners LP securities. No other funds or other consideration were used in making such purchases.

Item 4.    PURPOSE OF TRANSACTION.
           ----------------------
           All SEGMENTZ, INC. securities owned by Barron Partners
LP have
been acquired by the Partnership for investment purposes only.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------
           As of the Date of the Event which required the filing of this
Statement, July 8, 2003, Barron Partners LP owned 520,000 shares of SEGMENTZ, INC. common stock. The SEGMENTZ, INC. securities owned by Barron
Partners LP as of July 8, 2003 represented approximately 5.27% of the issued and outstanding shares of SEGMENTZ, INC. common stock. As of July
8, 2003,
Barron Partners LP had sole power to vote and dispose of each of the 520,000 shares of SEGMENTZ, INC. common stock beneficially owned by it.
In the sixty
days prior to July 8, 2003, the Date of the event requiring the filing of this
Statement, Barron Partners LP did not engage in any transactions involving SEGMENTZ, INC. common stock.

                                        1


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
NONE.
                            SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 1, 2003

By: /S/ Andrew Worden
-------------------------------------------
--------
Managing Member
Barron Capital Advisors LLC
General Partner for Barron Partners LP